Law Offices of Eugene Michael Kennedy
                     517 Southwest First Avenue
                   Fort Lauderdale, Florida 33301
                       Tel (954)  524-4155
                       Fax (954)  524-4169


November 26, 2007

Mark P. Shuman, Esq.
Branch Chief-Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: David L. Orlic,Esq.

Mail Stop 4561

      Re:   Dentalserv.com
            Amended Schedule 14F and Preliminary Schedule 14C
            005-82269
            Response to Staff Comment Letter dated September 19, 2007


Gentlemen:

     This is in  response to the Staff's comments related to Dentalserv.com's
Schedule 14F and Schedule 14C filings on September 10, 2007, contained in the Staff's letter addressed to Robert Scherne dated September 19, 2007, and the Staff's letter addressed to Dr. Lawrence Chimerine dated November 14, 2007, and incorporates our previous response to the Schedule 14F comments by letter dated November 9, 2007.

     The following responses address like numbered paragraphs in the Staff's September 19th comment letter and reflect the Company's amended Schedule 14F and amended Preliminary Schedule 14C filed today:

Schedule 14C

1. Disclosure per Item 6(e) of Schedule 14C of the 2006 change of control of the Registrant has been added to the Information Statement under "Change of Control", on p. 25.

2. The information disclosure per Item 11 of Schedule 14A and Item 202(a) of Regulation S-B with respect to the Series A Convertible Preferred Stock and the various common stock purchase warrants, comprising the units to be

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privately placed to the Vision Investor Group, and the nature of the transaction in which those securities are to be issued, is reflected in the Information Statement under "The Vision Capital Investment" beginning on
p. 13. Financial Statements are provided per Item 310 of Regulation S-B in keeping with Notes F. and G. of Schedule 14A. DSRV financials are incorporated by reference to the Company's Form 10-KSB for the fiscal year ended 12/31/06 and Form 10-QSB for the period ended 9/30/07. Copies of those reports will be mailed to DSRV shareholders with the 14C Information Statement. MedPro audited financials for the fiscal years ended 12/31/05 and 12/31/06 are included in the Information Statement. Pro Forma financial information as of 12/31/06 and 9/30/07 is referenced on p. 23 and provided in the Information Statement as Exhibit B.

3. DSRV and MedPro financial information required by Item 310 of Regulation S-B is provided as indicated above in response no.2 and includes requisite audited year end financials ( beginning on p. F-12 of the Information Statement); unaudited interim financials ( beginning on p. F-1 of the Information Statement), unaudited pro forma financial information ( Exhibit B of the Information Statement) and Management's Discussion and Analysis of Financial Condition and Results of Operations of MedPro (beginning on p. 52 of the Information Statement). Disclosure of the background and reasons for the actions taken by DSRV is provided under "The Reverse Merger" in the Information Statement, beginning on p. 24.

4. The "Summary" Section, beginning on p. 5 of the Information Statement includes a summary term sheet for both the reverse merger transaction and the terms of the preferred stock and the stock purchase warrants.

5. With regard to the narrative and financial disclosure required by Item 14(c) of Schedule 14A, the DSRV Annual Report on Form 10-KSB for the year ended 12/31/06 and Quarterly Report on Form 10-QSB for the period ended 9/30/07 are incorporated by reference per Item 14(e). Copies of both reports will be included in the shareholder mailing. Financial statements for MedPro for the years ended 12/31/05 and 12/31/06 are included in the Information Statement and pro forma financial information for the merged company is included in the Information Statement under "Pro Forma Financial Information", on p. 23. Narrative disclosure about the parties to the reverse merger, including stock price and dividend information, is provided in the Information Statement under "DENTALSERV.COM", beginning on p. 42 and under "MEDPRO SAFETY PRODUCTS, INC.", beginning on p. 45.

6. A fee for the reverse merger transaction was calculated as set out on the title page of the amended preliminary Schedule 14C. The merger transaction applies to an aggregate of 11,878,628 shares of the Issuer's Common
Stock issued in connection with the transaction, primarily to the MedPro shareholders as consideration for their sale, transfer and conveyance of all of the capital stock of that company to Dentalserv.com. The fee is calculated and paid per rule 14c-5(g) and Rule 0-11 based upon the average of the bid and asked prices reported for the Company's Common Stock on November 20, 2007.

7. Exhibit A to the Schedule 14C has been revised to eliminate the inadvertent duplication of paragraphs (b) and (c) of the Articles of Amendment.

8. The text of proposed Articles I and IV from Exhibit A has been removed and is no longer included in the body of the preliminary Information Statement.

9. A capitalization table as suggested, reflecting the historical capitalization of the Issuer, its capitalization as adjusted for the private placement and reverse split and as further adjusted for the reverse merger, has been added to the Schedule 14C Information Statement, on p. 22.

Schedule 14F-1
--------------

10. Vision filed an amended Schedule 13D reflecting the proposed merger and the Company's private placement on October 4, 2007.

11. Information required by Regulation S-B, Items 407(a) and 407(f) on Director independence and Shareholder communications, is provided in the section entitled "Corporate Governance", on p.9-10.

12. The table and information, included under "Security Ownership of Certain Beneficial Owners and Management After the Reverse Merger" on p.4-5, reflects Common Stock ownership at September 28, 2007 and as adjusted for the reverse merger and indicates that, at the date of the Schedule 14F, it is not known how many Units individual investors, including Vision, will purchase in the private placement of convertible preferred stock and common stock purchase warrants.

      The amended preliminary Schedule 14C filed today contains September 30th 2007 unaudited interim MedPro financial information in keeping with Rule 3-12(a) of Regulation S-X as reflected in the Staff's comment letter dated November 14, 2007. The amended Schedule 14F filed today has been revised to reflect the MedPro September 30th 2007 financials filed in the Schedule 14C and other detail information updated to the date of filing.

     We consider the foregoing to be, in the aggregate, fully responsive to the Staff's Dentalserv.com comment letters dated September 19, and November 14, 2007.

Redline comparisons of the 14F and the 14C September 10th filings with the amended Schedule 14F and the amended preliminary 14C filed today were dispatched to the Staff under separate cover by overnight delivery (FedX) for morning delivery on November 27, 2007.

                               Sincerely,

                               /s/ Eugene M. Kennedy

                               Eugene M. Kennedy, Esq.